UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Impact Infrastructure, Inc.

Legal status of issuer

Form
C-corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 24, 2014

Physical address of issuer
230 Park Avenue, 3rd Floor West, New York, New York, USA, 10169

Website of issuer
https://www.autocase.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 28, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,032,303	$864,514
Cash & Cash Equivalents	$55,341	$33,395
Accounts Receivable	$63,247	$119,759
Short-term Debt	$2,873,011	$2,343,238
Long-term Debt	$145,614	$0
Revenues/Sales	$836,646	$489,501
Cost of Goods Sold	$4,375	$15,906
Taxes Paid	$0	$0
Net Income (Loss)	$-610,539	$-1,721,643

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 4, 2021

IMPACT INFRASTRUCTURE, INC.



Up to $1,070,000 of Crowd Notes

Impact Infrastructure, Inc. ("Autocase", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 28, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by August 28, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 13, 2021 will be permitted to increase their subscription amount at any time on or before August 28, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 13, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 28, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.autocase.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/autocase

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Impact Infrastructure, Inc. ("the Company", dba Autocase) is a Delaware corporation, formed on September 24, 2014. Impact Infrastructure Canada, the Company's wholly-owned subsidiary, provides research and development as well as sales and marketing support to the Company.

The Company is located at 230 Park Avenue, 3rd Floor West, New York, New York, USA, 10169.

The Company's website is https://www.autocase.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/autocase and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 28, 2021
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The smart building market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has engaged in Related Party Transactions. During 2020 and 2019, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 0% per annum. The aggregate outstanding balance under the promissory notes was $2,095,473 and $1,560,007 as of December 31, 2020 and 2019, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

The Company also issued Phantom Shares to a founder for previous services with a future redemption of $102.50 per share for a portion of the shares. The rest are only redeemable at the liquidation event, which are discussed in the Reviewed Financials. As of December 31, 2020 and 2019, the liability related to redeemable shares was $512,500 for both year-ends.

The Company has outstanding liabilities. In the year ending December 31, 2020, the Company borrowed $13,700 under the Paycheck Protection Program. Interest accrues at 1%. Payments are to be paid monthly, however, the first six months payments are deferred but not waived. A portion of the loan could be forgiven provided 75% of the proceeds are used for payroll. Subsequent to year end, the full loan amount was forgiven.

In the year ending December 31, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that Installment payments, including principal and interest, of $731.00 Monthly, will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants include all accessions, attachments, accessories, parts, supplies, and replacements for the Collateral, all products, proceeds, and collections thereof, and all records and data relating thereto.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations, including the issuance of notes payable totaling $1,560,007 during 2019. During 2020, the Company's CEO has continued to make loans to the Company totaling $535,466, bringing notes payable to $2,095,473. Additionally, the Company is evaluating the effects of the recent outbreak of COVID-19 and at this time, the Company is uncertain of the impact this event may have on its operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

The Company has incurred losses from inception of approximately $9.9M which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $15,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than June 18, 2021 will be issued Tier 1 Notes, which have a valuation cap of $13,500,000. Investors that have their subscription received after June 18, 2021 will be issued Tier 2 Notes, which have the evaluated valuation cap of $15,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

PROBLEM

The $9T building and infrastructure market operates in a technology stone age, manually evaluating design, construction and operational decisions. The lack of efficient and objective tools to speed the process leads to project delays as well as decisions that deliver less than optimal returns.

SOLUTION

Autocase is a Cloud-based SaaS company and an early mover in automating the global default standard for valuing project financial, social & environmental returns on investment Cost Benefit Analysis (CBA). Autocase enables cost-justification of smarter, lower carbon buildings; reveals additional building value to owners, occupants and host communities; helps increase stakeholder buy-in reducing project delays. Autocase also includes other metrics such as Life-Cycle Cost Analysis (LCCA), the full-carbon story, etc.

Business Plan

BUSINESS MODEL

Autocase subscribers get objective and comparable business cases at a fraction of the time and cost of one-off assessments. Clients can buy per project or through enterprise deals. Autocase plans to increase reach by integrating with Revit, Autodesk's billion dollar flagship building design product.

TRACTION

Since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest airports (ATL & SFO); architecture and engineering companies (Gensler & HOK); and public asset owners (City of LA & Miami-Dade County). Revenue growth has averaged ~93% per year since 2017.

TIMING

Autodesk's $2M and the Founder's $5M investment have paid off with a lead in this emerging category, including channel relationships with key players such as the US Green Building Council (LEED/Arc) and the ISI (Envision). 2021 has seen a country, and world, focused on the very same goals Autocase was already helping solve; climate change, sustainability, health and equity.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.72% of the proceeds, or $43,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Accelerate Integration with 3rd Party Software	100%	100%	75%
Leverage Existing Marketing Channels	0%	0%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John F. Williams, II	Chairman and CEO	Chairman and CEO: Leading the company
Stephane Larocque	COO	COO: Running the operations
Eric Bill	Chief Economist	Chief Economist: Leading R&D plus advisory services
Katelyn Lawson	VP Product Development and Digital Solutions	VP Product Development and Digital Solutions: Leading all product management aspects of the flagship software
William Davis	Vice Chair and Treasurer of the Board	Founder & Managing Director with Stance Capital,
David Stoller	Board Member	Retired from Chairman and CEO of Reach4Entertainment at the end of 2017. Since various board memberships, and involvement with two startups, Sharegiver Solutions LLC (family member care-giving) and RiverRush LLC (cannabis dispensary)
J. Whitney Stevens	Board Member	Board member of multiple organizations including Autocase, Mend, New York Foundation for the Arts (retired from Citibank)
Raffaela Dunne	Board Member	Regional Institutional Market Director for VHB, previously was Senior VP at Washington Square Partners

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	137,421	YES	N/A	N/A	87.57%	N/A
Series A Preferred	19,513	YES	NO	N/A	12.43%	N/A
Phantom Shares	29,451	NO	NO	Convert at 1-1, no discount	0%	No strike price

Options	13,736	NO	NO	Convert at 1-1, no discount	0%	N/A

The Company has the following debt outstanding:

In the year ending December 31, 2020, the Company borrowed $13,700 under the Paycheck Protection Program. Interest accrues at 1%. Payments are to be paid monthly, however, the first six months payments are deferred but not waived. A portion of the loan could be forgiven provided 75% of the proceeds are used for payroll. Subsequent to year end, the full loan amount was forgiven.

In the year ending December 31, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that Installment payments, including principal and interest, of $731.00 Monthly, will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants include all accessions, attachments, accessories, parts, supplies, and replacements for the Collateral, all products, proceeds, and collections thereof, and all records and data relating thereto.

Ownership
A majority of the Company is owned by one person. That person is John F. Williams, II.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John F. Williams, II	127,612 Common Shares and 5,659 Phantom Shares	81.4%*

*Based on current ownership, not including phantom shares

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Impact Infrastructure, Inc. ("the Company") was incorporated in 2012 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $20,000 in cash on hand as of June 4th, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Other	Sep 19, 2018	Rule 4(a)(2)	Common Equity	$5,500,000	R&D plus initial Sales and Marketing efforts

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $13,500,000 valuation cap for Tier 1 Notes and a $15,000,000 valuation cap for Tier 2 Notes, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $13,500,000 valuation cap for Tier 1 Notes and a $15,000,000 valuation cap for Tier 2 Notes.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual simple interest rate of 6%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During 2020 and 2019, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 0% per annum. The aggregate outstanding balance under the promissory notes was $2,095,473 and $1,560,007 as of December 31, 2020 and 2019, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

The Company also issued Phantom Shares to a founder for previous services with a future redemption of $102.50 per share for a portion of the shares. The rest are only redeemable at the liquidation event, which are discussed in the Reviewed Financials. As of December 31, 2020 and 2019, the liability related to redeemable shares was $512,500 for both year-ends.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C

filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John F. Williams, II
_____
(Signature)

John F. Williams, II
_____
(Name)

Chairman and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John F. Williams, II
_____
(Signature)

John F. Williams, II
_____
(Name)

Chairman and CEO
_____
(Title)

June 4, 2021
_____
(Date)

/s/Stephane Larocque
_____
(Signature)

Stephane Larocque
_____
(Name)

COO
_____
(Title)

June 4, 2021
_____
(Date)

/s/Eric Bill
_____
(Signature)

Eric Bill

(Name)

Chief Economist

(Title)

June 4, 2021

(Date)

/s/Katelyn Lawson

(Signature)

Katelyn Lawson

(Name)

VP Product Development and Digital Solutions

(Title)

June 4, 2021

(Date)

/s/William Davis

(Signature)

William Davis

(Name)

Vice Chair and Treasurer of the Board

(Title)

June 4, 2021

(Date)

/s/David Stoller

(Signature)

David Stoller

(Name)

Board Member

(Title)

June 4, 2021

(Date)

/s/J. Whitney Stevens

(Signature)

J. Whitney Stevens
(Name)

Board Member
(Title)

June 4, 2021
(Date)

/s/Raffaela Dunne
(Signature)

Raffaela Dunne
(Name)

Board Member
(Title)

June 4, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



**IMPACT INFRASTRUCTURE, INC. d/b/a
AUTOCASE**

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019

IMPACT INFRASTRUCTURE, INC. d/b/a
AUTOCASE

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES
A Professional Service Corporation
Since 1938

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors
Impact Infrastructure, Inc. d/b/a Autocase
New York, NY

We have reviewed the accompanying consolidated financial statements of Impact Infrastructure, Inc. d/b/a Autocase, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company has relied primarily on financing from a stockholder to fund its operations. Until the Company is able to generate positive cash flows from operations or secure additional financing, it will be dependent on the resources of this stockholder. Our opinion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci and Associates

Spokane, Washington
June 2, 2021

IPMACT INFRASTRUCTURE, INC. d/b/a AUTOCASE
CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

	2020	2019
Current assets		
Cash and cash equivalents	$ 55,341	$ 33,395
Accounts receivable, net	63,247	119,759
Other receivables	89,620	39,214
Prepaid expenses	31,532	20,930
Total current assets	239,740	213,298
Property and equipment		
Intangibles	777,002	631,894
Property and Equipment	15,561	19,322
Total assets	$ 1,032,303	$ 864,514

Liabilities and Stockholders' Deficit

	2020	2019
Current liabilities		
Accounts payable and accrued expenses	$ 101,535	$ 90,357
Deferred Revenue	66,987	93,533
Line of credit	76,530	86,841
Loans payable, current	19,986	-
Phantom shares liability	512,500	512,500
Notes Payable - related parties	2,095,473	1,560,007
Total current liabilities	2,873,011	2,343,238
Loans payable, non current	145,614	-
Total liabilities	3,018,625	2,343,238
Stockholders' deficit		
Common stock, $0.01 par value, 150,000 shares authorized;		
137,421 and 142,171 shares issued and outstanding as of December 31, 2020 and 2	1,374	1,422
Preferred stock, $1.00 par value, 50,000 shares authorized;		
19,513 shares issued and outstanding as of December 31, 2020 and 2019	19,513	19,513
Additional paid-in capital	7,866,785	7,763,796
Accumulated Deficit	(9,932,621)	(9,310,422)
AOCI	58,627	46,967
Total stockholders' equity (deficit)	(1,986,322)	(1,478,724)
Total liabilities and stockholders' deficit	$ 1,032,303	$ 864,514

See independent accountants' review report and accompanying notes to the financial statements.

IMPACT INFRASTRUCTURE, INC. d/b/a AUTOCASE
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Sales	$ 836,646	$ 489,501
Cost of sales	4,375	15,906
Gross profit	832,271	473,595
Operating expenses		
Business development expenses	42,404	87,372
Office expenses	23,645	36,772
Salaries and wages expense	1,144,348	1,040,807
Professional expenses	254,496	534,576
Rent Expense	61,002	60,334
General and administrative expenses	120,253	176,778
Depreciation and amortization expense	254,261	491,369
Total operating expenses	1,900,409	2,428,008
Operating income (loss)	(1,068,138)	(1,954,413)
Other income (expenses)		
Interest expense	(13,268)	(18,997)
Exchange gain/loss	3,812	-
Loan forgiveness	18,500	-
Other expenses	(11,465)	(76,967)
Other income	448,360	274,130
Net loss	$ (622,199)	$ (1,776,247)
Foreign currency translation	11,660	54,604
Net Comprehensive loss	$ (610,539)	$ (1,721,643)

See independent accountants' review report and accompanying notes to the financial statements.

-3-

IMPACT INFRASTRUCTURE, INC. d/b/a AUTOCASE
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

Years Ended December 31, 2020 and 2019 (unaudited)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	AOCI	Total
	Shares	Amount	Shares	Amount				
Balance, December 31, 2018	19,513	$ 19,513	141,171	$ 1,412	$ 7,507,425	$ (7,534,176)	$ (7,637)	$ (13,463)
Shares issued for services			1,000	10	102,490			102,500
Stock based compensation - options					153,881			153,881
Foreign currency translation							54,604	54,604
Net loss	-	-	-	-	-	(1,776,247)	-	(1,776,247)
Balance, December 31, 2019	19,513	19,513	142,171	1,422	7,763,796	(9,310,423)	46,967	(1,478,725)
Return of shares to the Company			(1,750)	(18)	18			-
Shares exchanged for stock options			(3,000)	(30)	30			-
Stock based compensation - options					102,941			102,941
Foreign currency translation							11,660	11,660
Net loss	-	-	-	-	-	(622,198)	-	(622,198)
Balance, December 31, 2020	19,513	$ 19,513	137,421	1,374	$ 7,866,785	$ (9,932,621)	$ 58,627	$ (1,986,322)

IMPACT INFRASTRUCTURE, INC. d/b/a AUTOCASE
CONOSLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ (622,199)	$ (1,776,247)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	254,261	491,369
Stock based compensation	102,941	256,381
(Increase) decrease in assets:		
Accounts receivable	56,512	(11,534)
Other receivable	(50,406)	(28,284)
Prepaids and other current assets	(10,602)	(9,047)
Increase (decrease) in liabilities:		
AP and accrued expenses	11,178	(33,777)
Deferred Revenue	(26,546)	10,742
Net cash provided by (used in) operating activities	(284,861)	(1,100,397)
Cash flows from investing activities		
Purchase of property and equipment	(5,057)	(9,006)
Purchase of intangible assets	(390,551)	(327,421)
Net cash provided by (used in) investing activities	(395,608)	(336,427)
Cash flows from financing activities		
Repayment of LOC	(10,311)	(11,033)
Proceeds from loans	165,600	-
Proceeds from RP notes	535,466	1,357,007
Net cash provided by financing activities	690,755	1,345,974
Net increase (decrease) in cash and cash equivalents	10,286	(90,850)
Effect of foreign currency on cash	11,660	54,272
Cash and cash equivalents at beginning of year	33,395	69,973
Cash and cash equivalents at end of year	$ 55,341	$ 33,395
Supplement Noncash Investing and Financing Activities		
Cancellation of shares	$ 48	$ -
Supplemental Disclosure		
Interest paid	$ 13,268	$ 18,997

See independent accountants' review report and accompanying notes to the financial statements.

-5-

IMPACT INFRASTRUCTURE, INC. d/b/a AUTOCASE
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019 (unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Impact Infrastructure, Inc. ("the Company") was incorporated in 2012 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Canadian dollars, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation loss of $11,660 and $54,604 for the years ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices. Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services. Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. At December 31, 2020and 2019, contract liabilities related to software subscriptions totaled $66,987 and $93,533, respectively, and are expected to be recognized as revenue within one year.

Revenue for the year ended December 31, 2020 and 2019 was comprised of the following:

	2020	2019
Software subscriptions	$ 200,046	$ 330,949
Consulting services	636,600	158,552
Total	$ 836,646	$ 489,501

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

For the Years Ended December 31, 2020 and 2019 (unaudited)

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following table summarizes financial statement balances measured on a recurring basis as of:

| | December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 102,941	$ 102,941
	$ -	$ -	$ 102,941	$ 102,941

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 153,881	$ 153,881
	$ -	$ -	$ 153,881	$ 153,881

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Concentration of Risk
Revenue earned from one customer represented approximately 30% and 25% of the Company's revenues for the years ended December 31, 2020 and 2019, respectively.

Foreign Currency Translation
The functional currency of the Company's Canadian-based subsidiary is the Canadian dollar and the US-based parent is the U.S. dollar. In translating the consolidated financial statements of the Company and its Canadian subsidiaries from their functional currency into the Company's reporting currency of United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in cumulative other comprehensive income (loss) in stockholders' equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Intangibles

Intangible assets represent the amount incurred by the Company related to the development of the software.

Under ASC 985-20, there are two main stages of software development. These stages are defined as:

(A) When the technological feasibility is established, and
(B) When the product is available for general release to customers.

Costs incurred by the Company up to stage A have been expensed while costs incurred to move from stage A to stage B have been capitalized.

The Company evaluates the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. There was no impairment deemed necessary at December 31, 2020 and 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $11,790 and $39,092 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of income & comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with

ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2022. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations, including the issuance of notes payable totaling $1,560,007 during 2019. During 2020, the Company's CEO has continued to make loans to the Company totaling $535,466, bringing notes payable to $2,095,473. Additionally, the Company is evaluating the effects of the recent outbreak of COVID-19 and at this time, the Company is uncertain of the impact this event may have on its operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

The Company has incurred losses from inception of approximately $9.9M which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

In March 2017, the Company entered into a non-cancellable operating lease in Toronto, Ontario, expiring in February 2021. The lease was not extended. Rent expense amounted to $61,002 and $60,334 for the years ended December 31, 2020 and 2019, respectively.

NOTE 4 – LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000. The outstanding balance under the line of credit was $76,530 and $86,841 as of December 31, 2020 and 2019, respectively. The line of credit required interest at a rate of 7.45% through August 8, 2019 and 6.39% through the expiration date of August 8, 2020.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2020	2019
Internally developed software	$ 2,796,291	$ 2,405,953
Less accumulated amortization	(2,028,185)	(1,782,741)
Internally developed software, net	$ 768,106	$ 623,212

Amortization expense for the years ended December 31, 2020 and 2019, was $481,543 and $245,536, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2020	2019
Computer and equipment	$ 35,156	$ 30,183
Leasehold improvements	10,412	10,204
Furniture	14,121	13,839
	59,690	54,226
Accumulated depreciation	(44,128)	(34,902)
Property and equipment, net	$ 15,562	$ 19,323

Depreciation expense for the years ended December 31, 2020 and 2019, was $8,818 and $9,826, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2020 and 2019, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 0% per annum. The aggregate outstanding balance under the promissory notes was $2,095,473 and $1,560,007 as of December 31, 2020 and 2019, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

The Company also issued Phantom Shares to a founder for previous services with a future redemption of $102.50 per share for a portion of the shares. The rest are only redeemable at the liquidation event, which are discussed in the Note 9. As of December 31, 2020 and 2019, the liability related to redeemable shares was $512,500 for both year-ends.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has 50,000, $1.00 par value shares of preferred stock authorized at both December 31, 2020 and 2019. There were no issuances of preferred shares in the year ended December 31, 2020 and 2019. At both December 31, 2020 and 2019, the Company had 19,513 preferred shares issued and outstanding.

As of December 31, 2020, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends
In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $102.50 per share. There have been no dividends declared to date.

Conversion
Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2020, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption
Series A is not redeemable.

Voting
The holders of Preferred Stock shall be entitled to one vote for each share of common stock into which such Preferred Stock could then be converted. The holders of Series A and common stock shall vote together as a single class.

Liquidation Preferences
In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate
Series A holders have the right to participate in any equity financings on a pro-rata basis.

Common Stock
The holders of common stock shall be entitled to one vote for each share held. In the event of a Liquidation Event, as defined, either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Series A, the remaining assets of the Company shall be distributed pro rata among the holders of the common stock.

At both December 31, 2020 and 2019, the Company has 150,000, $.01 par value, shares of common stock authorized, with 137,421 and 142,171 shares issued and outstanding.

During the year ending December 31, 2019, the Company issued 1,000 common shares for services in the amount of $102,500.

During the year ending December 31, 2020, 1,750 of common shares were returned to the Company with no additional consideration paid. An additional 3,000 common shares were converted to 3,000 stock options. All returned shares are available for issuance.

NOTE 9 – SHARE-BASED COMPENSATION

Phantom Shares
The Company has issued phantom shares to certain employees and contractors, which contain vesting provisions and an Initial Value, generally the fair value of common stock on the date of grant. A portion of the phantom shares are redeemable for cash upon a Liquidity Event, as defined, and a portion are redeemable within 60 days at the request of the holder.7101

As of December 31, 2020 and 2019, the Company has 26,811 and 19,710 phantom shares outstanding, respectively, that are redeemable only upon a Liquidity Event. As of December 31, 2020, 26,811 phantom shares have fully vested. The Company shall redeem the phantom shares for an amount equal to the excess of the per share consideration received in the Liquidity Event over the Initial Value of the grant.

As of December 31, 2020, the Company has 5,000 phantom shares outstanding and vested that are redeemable within 60 days at the request of the holder. As a result of the redemption rights, these phantom shares are recorded as a liability at their fair value. As of December 31, 2020 and 2019, the value of these phantom share grants is estimated to be $512,500. There was no change in the fair value of the Company's common stock during 2020, therefore, no additional compensation cost was recognized.

Stock Options

During 2017, the Company executed the 2017 Equity Incentive Plan. Pursuant to the Plan, the Company may grant non-statutory and incentive stock awards, restricted stock and stock appreciation rights to the Company's employees, officers, directors, consultants, and advisors. As of December 31, 2020, the aggregate number of shares that are authorized for issuance under the Plan is 15,000. As of December 31, 2020, there were 5,769 shares available for future grants under the Plan.

Stock options to purchase Common Shares were valued using the following Level 3 fair market value inputs:

- Exercise price: $102.50
- Stock price: $102.50
- Risk-free rate: 0.34%
- Term: 10 years, based on the terms of the warrant disclosed above
- Volatility 50%

During the years ended December 31, 2020 and 2019, the Company recorded share-based compensation expense of $102,941 and $153,881, respectively.

As of December 31, 2020, unrecognized stock compensation expense totaled $26,664, and is expected to be recognized over a weighted-average service period of approximately two years.

NOTE 10 – INCOME TAXES

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 9,402,450	$ 9,533,112
Other	-	(162,804)
Stock-based compensation	102,941	271,656
Total deferred tax asset	9,505,391	9,641,964
Valuation allowance	(9,505,391)	(9,641,964)
Deferred tax asset, net	$ -	$ -

NOTE 11 – DEBT

In the year ending December 31, 2020, the Company borrowed $13,700 under the Paycheck Protection Program. Interest accrues at 1%. Payments are to be paid monthly, however, the first six months payments are deferred but not waived. A portion of the loan could be forgiven provided 75% of the proceeds are used for payroll. Subsequent to year end, the full loan amount was forgiven.

In the year ending December 31, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that Installment payments, including principal and interest, of $731.00 Monthly, will begin12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants include all accessions, attachments, accessories, parts, supplies, and replacements for the Collateral, all products, proceeds, and collections thereof, and all records and data relating thereto.

Future minimum principal payments of the notes are as follows:

2021	$ 19,986
2022	8,772
2023	8,772
2024	8,772
2025 and therafter	119,298
	$ 165,600

As of December 31, 2020 and 2019, the Company recognized interest expense of $13,268 and $18,997, respectively.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to year end, the Paycheck Protection Program loan of $13,770 was forgiven.

Management has evaluated subsequent events through June 2, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those above.

EXHIBIT C
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Autocase®

ECONOMIC ANALYSIS SOFTWARE FOR SUSTAINABLE BUILDINGS AND INFRASTRUCTURE

Our mission is to empower the creation of a more sustainable, resilient and cost-effective built environment, by unleashing the power of economic insights at scale

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Autocase

Economic analysis software for sustainable buildings and infrastructure

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This presentation may contain forward-looking
relating to, among other things, the company, its b
its industry. These statements reflect managemen
to future events based information currently avai
and uncertainties that could cause the compa
materially. Investors are cautioned not to plac
forward-looking statements as they contain h
mathematical principles, are meant for illustrativ
represent guarantees of future results, levels c
achievements, all of which cannot be made. More
person or entity assumes responsibility for the ac
forward-looking statements, and is under no
statements to conform them to a

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.autocase.com

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Autocase is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

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Company Highlights

- Notable customers include Arup, Atlanta Airport, Brookfield, City of LA, Gensler, San Francisco Airport, and Stantec
- Autodesk, a multi-billion dollar global leader in CAD software, is an investor and strategic partner
- Channel partners include the USGBC/LEED Rating System through Autocase driven pilot credits and GBCI's Arc platform (industry standard tool for building performance tracking)
- Achieved >$835K in revenue in 2020 ($200K in Subscription Revenue), with growth averaging over 90% since 2017 launch (unaudited)
- CEO previously helped build and manage HDR Inc., a billion dollar architecture and engineering company

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $13,500,000 before Jun 19, 2021
- Valuation Cap Schedule: See Full Schedule

Autocase has helped the owners of over $100B worth of projects justify more sustainable and resilient buildings and infrastructure, moving beyond mere "feels right" motivations. Now anyone can harness the power of economics!

PROBLEM

The $9T building and infrastructure market operates in a technology stone age, manually evaluating design, construction and operational decisions. The lack of efficient and objective tools to speed the process leads to project delays as well as decisions that deliver less than optimal returns.

SOLUTION

Autocase is a Cloud-based SaaS company and an early mover in automating the global default standard for valuing project financial, social & environmental returns on investment Cost Benefit Analysis (CBA). Autocase enables cost-justification of smarter, lower carbon buildings; reveals additional building value to owners, occupants and host communities; helps increase stakeholder buy-in reducing project delays. Autocase also includes other metrics such as Life-Cycle Cost Analysis (LCCA), the full-carbon story, etc.

BUSINESS MODEL

Autocase subscribers get objective and comparable business cases at a fraction of the time and cost of one-off assessments. Clients can buy per project or through enterprise deals. Autocase plans to increase reach by integrating with Revit, Autodesk's billion dollar flagship building design product.

TRACTION

Since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest airports (ATL & SFO); architecture and engineering companies (Gensler & HOK); and public asset owners (City of LA & Miami-Dade County). Revenue growth has averaged ~93% per year since 2017.

TIMING

Autodesk's $2M and the Founder's $5M investment have paid off with a lead in this emerging category, including channel relationships with key players such as the US Green Building Council (LEED/Arc) and the ISI (Envision). 2021 has seen a country, and world, focused on the very same goals Autocase was already helping solve; climate change, sustainability, health and equity.

Gallery



Introduction to Autocase



Introduction to Autocase.

The individuals in this video were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Media Mentions



The Team

Founders and Officers



John Williams
CHAIRMAN & CEO

John is a seasoned entrepreneur and investor having been the principal owner of HDR Inc., a 10,000 person AEC firm. He has 40 years of experience as an entrepreneur and advisor to building and infrastructure development programs and over a dozen years as an adjunct faculty member at Columbia University. He developed a series of award-winning business practices focused on improving the performance of building and infrastructure systems. He is in his third term as Board Chair at the Institute for Sustainable Infrastructure (ISI); is a Subject Matter Expert for Sustainability Accounting Standards Board (SASB); served as Co-Chair of the West Coast Infrastructure Exchange Business Standards Committee and as a member of the Sustainability Industry Advisory Board at Harvard's Graduate School of Design; is a Member of the NYU Stern Center for Sustainable Business Steering Committee, and spent twelve years as a Trustee for the New York Foundation for the Arts. John is a champion for the use of objective economic data to guide investments toward optimal returns from the built environment.



Stephane Larocque
CHIEF OPERATING OFFICER

Steph brings a background as an internationally recognized professional in the field of triple-bottom line economic analysis. Over his 20-year career, he has established himself as a thought leader in this space, advancing the Sustainable Return on Investment (SROI) and triple bottom line cost benefit analysis (TBL-CBA) frameworks and leading the environmental economics practice at an international architecture and engineering company. Over the last dozen years Steph has presented at dozens of conferences throughout North America and beyond. He and John have partnered with their extraordinary team to propel Autocase into the undisputed leader in the economic analysis software space.

Key Team Members



Eric Bill   Katelyn Lawson   Simon Fowell



Jeff Li   Dillon Aykac




Notable Advisors & Investors



Phil Bernstein

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Bridge
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $450,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $13,500,000 no later than Jun 18, 2021 US $15,000,000 Final
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Autocase has set an overall target minimum of US $450,000 for the round, Autocase must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Autocase's Form C.
Regulation CF cap:	While Autocase is offering up to US $1,500,000 worth of securities in its Bridge, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised   If Maximum Amount Is Raised



● Accelerate Integration ...   ● Accelerate Integration ...   ● Leverage Existing Mark...

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Autocase's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $2,000,000
Closed Date	Sep 24, 2014
Security Type	Preferred Equity
Pre-Money valuation	US $11,000,000

Round Size	US $5,500,000
Closed Date	Sep 19, 2018
Security Type	Common Equity
Pre-Money valuation	US $17,000,000

Market Landscape

Autocase is an early mover in the automation of economic analysis including Cost Benefit Analysis (CBA), Life Cycle Cost Analysis (LCCA), Triple Bottom Line Analysis (TBL), Carbon business cases and more. Autocase enables comparability between different project investments in thousands of locations across North America. Our software automates standard economic assessment methodologies and enables geographically specific comparisons between disparate projects.

Autocase has a major lead in a new software market being turbocharged by pressure to improve building performance to combat climate change and the need to set priorities in the competition for scarce resources as cities strive to be resilient, especially in the face of multiple global crises. Autocase is already ahead of the game with regards to the emerging new Federal Guidance around Sustainable Buildings.

Within the $9T global building and infrastructure investment sector, we have identified a $10B Total Available Market (TAM); $1B Serviceable Available Market (SAM); $500M Serviceable Obtainable Market (SOM). Our first commercial release was in early 2017, and our existing pipeline is over $5M, with Revenues projected to grow to over $50M within 5 years.

We have successfully integrated with a variety of 3rd Party software and are planning many more to come. The most impactful current integration is with Arc, the industry standard operations & maintenance tracking platform for buildings and part of the Green Business Certification Inc. (GBCI) family, which went live April 2021. The next big integration we are planning is with Revit, the global leader in building design software, produced by Autodesk. Finally, our IP is well protected with patents, registrations and copyrights.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The smart building market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has engaged in Related Party Transactions. During 2020 and 2019, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 0% per annum. The aggregate outstanding balance under the promissory notes was $2,095,473 and $1,560,007 as of December 31, 2020 and 2019, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

The Company also issued Phantom Shares to a founder for previous services with a future redemption of $102.50 per share for a portion of the shares. The rest are only redeemable at the liquidation event, which are discussed in the Reviewed Financials. As of December 31, 2020 and 2019, the liability related to redeemable shares was $512,500 for both year-ends.

The Company has outstanding liabilities. In the year ending December 31, 2020, the Company borrowed $13,700 under the Paycheck Protection Program. Interest accrues at 1%. Payments are to be paid monthly, however, the first six months payments are deferred but not waived. A portion of the loan could be forgiven provided 75% of the proceeds are used for payroll. Subsequent to year end, the full loan amount was forgiven.

In the year ending December 31, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that Installment payments, including principal and interest, of $731.00 Monthly, will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants include all accessions, attachments, accessories, parts, supplies, and replacements for the Collateral, all products, proceeds, and collections thereof, and all records and data relating thereto.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations, including the issuance of notes payable totaling $1,560,007 during 2019. During 2020, the Company's CEO has continued to make loans to the Company totaling $535,466, bringing notes payable to $2,095,473. Additionally, the Company is evaluating the effects of the recent outbreak of COVID-19 and at this time, the Company is uncertain of the impact this event may have on its operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

The Company has incurred losses from inception of approximately $9.9M which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› ▢ Financials (2 files)	May 21, 2021	Folder
› ▢ Fundraising Round (1 file)	May 21, 2021	Folder
› ▢ Miscellaneous (4 files)	May 21, 2021	Folder

Join the Conversation

Be the first to post a comment or question about Autocase.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Autocase

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Autocase. Once Autocase accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Autocase in exchange for your securities. At that point, you will be a proud owner in Autocase.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Autocase has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Autocase does not plan to list these securities on a national exchange or another secondary market. At some point Autocase may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Autocase either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Autocase's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Autocase's Form C. The Form C includes important details about Autocase's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Autocase®

ECONOMIC ANALYSIS SOFTWARE FOR SUSTAINABLE BUILDINGS AND INFRASTRUCTURE

Our mission is to empower the creation of a more sustainable, resilient and cost-effective built environment, by unleashing the power of economic insights at scale



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WHAT IF...

We could see the full Environmental and Social impacts of building decisions and measure them in dollar terms?



Upfront Costs
O&M Costs

Social Cost of Carbon
Carbon Tracking
Climate Scenarios
Social Cost of Air Pollution
Social Cost of Water
Equity Considerations
Urban Heat Island
Etc.





PROBLEM

Architects & engineers need more efficient access to data and insights, to make the case for sustainable and resilient designs

- The market is seeing increased pressure from investors and building owners to understand the impacts of their designs for Environmental, Social, Governance (ESG) reporting and regulatory compliance

- The $9 Trillion global buildings and construction market needs to respond ASAP to the Biden Administration's major push for carbon emission reductions, improved resiliency and social equity

SOLUTION

Business Case Analysis Software

Autocase creates economic, environmental and social business case metrics to help architects and sustainability specialists showcase the value of their building design in dollar terms



Design Rankings
Total TBL NPV ($)
$936 100
$665 300
$387 400
$333 730
$-9 300
MERV Filters and Dayli...
PV System
EEM 1 - Envelope
EEM 2 - Monitoring O...
Low Carbon Construct...
117.7%
Financial Return On Investment
10 Years, 1 Month
Financial Simple Payback Period
8,713.66
Potential Houses Powered by the Energy Saved
42.27
Potential Olympic-sized Swimming Pools filled by Water Saved
Cumulative Year by Year Results
-7,248.90
Tonnes of CO2 Equivalents
57.70
Cars Off The Road

Autocase analytics include cost benefit analysis (CBA), life-cycle cost analysis (LCCA), ESG, the complete carbon story, occupant health impacts, and many other increasingly important metrics

VALUE PROPOSITION

"Save time researching the data that Autocase provides, so building designers can put more into the design"



-Jose Montoya,
Sustainability Leader

The above individual was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

Save Time in Data Collection, Analysis & Reporting

Plan

Location-based defaults

Save time looking for location-specific data like utility costs or emission factors

Stakeholder buy-in

Build a business case for sustainability early

Design

Collaborative economic models

Avoid creating & updating Excel spreadsheets by using our cloud-based modules

Decision-support

Compare & iterate multiple designs quickly & consistently

Report

Carbon calculator

Benchmark embodied, sequestered or operational CO_2 automatically

Ready-made reports

Elevate your results with consistent reports, and submit to LEED for 2 Pilot credits

CUSTOMER SUCCESS

Jason Tse

Associate Director, Sustainability and Building Physics, Buro Happold

"Autocase enables us to compare and prioritize the most sustainable options more quickly and cheaply throughout the entire design process… For a recent US$7M project that is pursuing LEED Platinum and NZE certification, our Triple Bottom Line analysis showed US$5.2M in environmental, social and financial savings over the lifespan of the building."

Anthony Bernheim

Healthy & Resilient Buildings Program Manager at San Francisco Airport



"Without Autocase, we would be shooting in the dark as to which design features are worth the money. Traditional cost estimates emphasiz[e] first costs over lifecycle costs, and forgetting about traditionally unquantified dynamics like the impact of indoor air quality and natural daylight on employee wellness and productivity… but those impacts are very real and they become quantifiable with rigor and with ease in Autocase."

Sean Quinn

Sustainable Design Leader, Performance, HOK



"Autocase has helped our role as advocates, it's enhancing the service that we give, by enabling our clients a full understanding of their investment.. Working with Autocase, we can get the qualitative benefits quantified."



















The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

PRICING

Autocase
Free Insights

Insights available on each project

Unlimited users & collaborators

$0

Autocase
Project Business Case

Sold project by project

Unlimited users & collaborators

$2,000/project
+ ANNUAL FEE $2,000

Autocase
Enterprise with Portfolio Reporting

Unlimited projects

Unlimited users & collaborators

$60,000/year
(FLEXIBLE PRICING)

PARTNERSHIPS & INTEGRATIONS

We've successfully partnered with industry tools to co-market and deliver improved functionality to our users

— **Autodesk the multi-billion dollar tech giant is our biggest third party shareholder**, they are the market leader for design tools, such as Revit and AutoCAD

— Launched April 2021, our **newest partnership is with GBCI's Arc Platform** – the industry standard tool for building performance tracking.

This new partnership is an integration of Autocase functionality as part of **Arc's Performance Certificate Bundle**, a platform that sees 20k+ users each quarter

— US Green Building Council's LEED building accreditation program gives up to **two LEED pilot credits for an Autocase analysis**



INCREASING MOMENTUM



The founders built a successful advisory business at HDR and created Autocase to meet frequent client requests to automate their economic analysis process

Using the years of research and data collected from advisory services, the current software application was launched in 2017 and has grown rapidly since





Enormous opportunity for rapid growth in light of the unprecedented emphasis on creating a low carbon, equitable, resilient & sustainable built environment

INNOVATION ROADMAP



Autocase's 2021 Roadmap for Growth

Autocase has plans for an **integration with Autodesk's Revit** tool which is the leading architectural design tool with over $1 billion in annual revenue

Free Insights platform launches Q2 to help firms win competitive bids and project work, and to help up-sell Autocase's paid features

Autocase is **beta launching a new Autocase Carbon tool,** which calculates the full carbon story - design through to construction - the first tool of it's kind for architects (pre-ordered for firm-wide adoption already)

Later this year, Autocase is working alongside several top AEC firms to build a **Social Equity Dashboard** specifically for architects to show location impacts for underserved communities

MARKET SIZE

$10B Total Available Market (TAM)

We estimate that the total world market for economic/financial analysis software for all buildings and infrastructure can grow to $10B+ over the next 10 years as these software tools are established in the fast growing market

$1B Serviceable Available Market (SAM)

We estimate that with larger scope and geographic reach over the next 10 years that our Autocase products could address 10% of that market

$500M Serviceable Obtainable Market (SOM)

We estimate that that with our early-mover advantage and market-leading partners that we are positioned to achieve 50% market share within 10 years



FINANCIALS



Financial Projections
Revenue
Expense
EBITDA
$M
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
($0)
$1.7
$1.9
($0.2)
$3.6
$2.8
$0.7
$8.1
$5.4
$2.7
$19.8
$12.2
$7.7
$50.1
$25.6
$24.5
2021
2022
2023
2024
2025

Revenue in 2020: $835K

Avg. Revenue Growth since 2017: 93%

In 2020 cash inflows excluding debt & equity increased ~70% versus 2019

Current sales pipeline is over $5M

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

WHO WE ARE

Proven business builders, bringing a revolutionary SaaS platform to market with $2M in seed money from software giant Autodesk



John Williams, CEO

John was the principal owner of HDR Inc. a billion dollar architecture and engineering company before he left to found Autocase. He has also spent 13 years as adjunct faculty at Columbia University, was a Member of CERES Presidents Council and is the four term Chairman of the Board for the Institute for Sustainable Infrastructure.



Steph Larocque, COO

Steph is an internationally recognized professional in the field of triple bottom line economic analysis. Over the last 20 years he has established himself as a thought leader in sustainability, advancing the Sustainable Return on Investment (SROI) and triple bottom line cost benefit analysis (TBL-CBA) frameworks.

COMPETITIVE MATRIX

We believe Autocase is the only cloud-based business case analysis tool for the AEC industry, and automates metric calculations that are critical, and cannot be found in other tools.

	Autocase	3 Pillars from Earth Shift Global	PlanIT Impact	Helios Eex	Sefaira	US Federal BLCC	Economic Consultant
Financial Analysis	Fully					Fully	Fully
Environmental Impacts	Fully	Fully	Fully				Fully
Designed for the AEC Industry	Fully	Fully	Fully		Fully	Partially	Fully
Early Stage	Fully			Partially	Fully		Partially
Integrates with Other Tools	Fully				Partially		
Online Tool	Fully	Partially	Fully	Fully	Fully		
Affordable	Fully	Fully	Fully	Fully	Fully	Fully	

Fully
Partially

BRIDGE ROUND

Use of Funds

- Integration with Autodesk's market leading billion-dollar building design software Revit, their flagship AEC product
- Promote new integration with Arc's industry leading platform which provides a direct revenue source for Autocase

Last Round Valuation

- Autodesk invested $2M in our seed round at a pre-money valuation of $11M in late 2014
- Founder subsequently invested $5M in personal capital to build out the now ready R&D



KEY TAKEAWAYS

- Autocase created a SaaS out of an already successful business, led by well know industry influencers

- Partners include the multi-billion dollar global leader in design software Autodesk and GBCI/LEED's Arc Platform

- Autocase is expected to be cash flow positive this year, while continuing the trend of doubling revenue each year

*Please see Data Room for additional detail regarding the assumptions underlying these projections

Thank You

Autocase®

autocase.com

EXHIBIT E

Video Transcript

Exhibit E
Video Transcripts

Introduction to Autocase
https://www.youtube.com/watch?v=so_bGAyRjFU

- Music only, no voiceover

Autocase & One Click LCA have teamed up
https://www.youtube.com/watch?v=cdSrY8OKeds&feature=emb_title

- No music, no voiceover

TUTORIAL: Creating your first project
https://www.youtube.com/watch?v=QGdLD7v8q1g

Autocase is a web-based application that works on all browsers. Once logged into Autocase you are greeted by the project dashboard. The project dashboard is your starting point, from here you can begin new projects, add collaborators, access your account information, and contact Autocase for support or feedback. This also where all of your previously created projects will be stored. Each project tile is considered as a building address and allows for unlimited design scenarios within the project. Click new project and you will be taken to an input screen where we want to get to know more about your project. This section is known as general inputs. These values provide key background information of your building design. First you will be asked to select the location where your building will be constructed. This will allow us to populate the underlying data that will generate your base case. Next you will provide some more details of your building. This includes assigning a name to your project, selecting your building type, and inputting the total floor area of the building, which will all influence the base case and base case defaults. You can also select the currency you would like to run your analysis in, this can be in Canadian dollars or US dollars. Next is your project timeline, this determines when your costs and benefits will begin to occur and helps us calculate the net present value of your project. These inputs include the starting date of your project, the length of construction, and the duration of operation. The next step involves you uploading a project cover photo this can be a digital image of the future design of your building. The final step before the setup of your project is complete is to choose the design considerations you wish to focus on for your building. There are currently nine design considerations including energy efficiency and renewable energy, HVAC, lighting and day lighting, open space, water efficiencies, roofing choices, building sight lines, life cycle cost analysis, and other costs and benefits. This is an ever-expanding list that will be added to continually. If you have selected the energy efficiency and renewable energy goal, you will now be shown three different options to choose from. Depending on where you are in the project design, you will determine which of these three options you'll choose to input your energy information. This includes percent reduction goals, feature by feature comparison, and whole building energy simulation. If you have selected the roofing design goal, you will now be prompted to input the size of your roof, this can be done in square footage. Your roof can also be larger than the square footage of your building. Congratulations, you have now completed the beginning steps of your project. You now see the project workspace where you will better tailor your building design to determine the financial, social, and environmental value of a building.

TUTORIAL: Inputting project data
https://www.youtube.com/watch?v=YO3SSRuErgI

You are now taken to the project workspace. From here you can better tailor the underlying inputs that will affect the value of your building design. These are known as the advanced inputs, which can be accessed via the button located next to the general inputs button. Advanced inputs are the assumptions that help drive our methodologies. Advanced inputs are used project-wide and are defaulted using localized information based on your general inputs. At any point you may override these values by clicking the toggle button and manually enter the values you want to use. It is recommended to override these inputs if you have more accurate values. Whenever you hover over one of these inputs a description of the input can be found on the right-hand side of the page. There are seven advanced input categories including financial costs, social costs, emissions, occupant inputs, utility and property inputs, climate, and stakeholders. Financial costs assigned values to the inputs that impact the financial cost of the building. This

includes the project discount rate, which is used to discount the annual cash flows from the project to produce the net present value results. The utility costs which include electricity, natural gas, water, and wastewater costs of your building, and then the Canadian to US dollar conversion, which is sourced from the Bank of Canada. Social costs measure the economic harm from various impacts expresses the dollar value of the total damages. For example, the dollar value of emitting one metric tonne of carbon into the atmosphere. These social costs include carbon dioxide equivalents, nitrogen oxides, sulfur oxides, volatile organic compounds, particulate matter, groundwater, and surface water. The social value of groundwater controls for the water scarcity of the specific location chosen and surface water controls for the water availability from lakes and streams of the specific location chosen. Autocase uses government and academic sources to determine these values. The emissions section supplies the location specific electricity and natural gas grid emissions for these specific pollutants named prior. The default emission factor is generated based on your building specific location gathered from the EPA's egret for US locations, and from Environment Canada for Canadian locations. This category also allows you to input the indoor air quality of your building in terms of particulate matter 2.5 and particulate matter 10 emissions. The default for these inputs is gathered from the EPA for US locations and Environment Canada for Canadian locations. Occupant inputs is where you can find the defaulted number of occupants in your building based off your building type and size. Additional government source metrics are found here to run your analysis. Utility and property inputs is where your location specific water and wastewater information presides. Furthermore, the local property value information can be found here. As you move through the project, if you acquire more specific energy information, you can change it here. Climate allows you to set the climate change scenario of your building. You can currently select representative concentration pathway which is RCP 4.5 or 8.5 based on the Canadian Center for climate modeling and analysis. The roof tab will allow you to change the area of your roof. At the same time, if you do have a green roof, so a vegetated roof, you can choose the composition ratio that best represents your green roof growth medium. This composition medium consists of aggregate, compost, and sand. The stakeholders section allows you to assign a benefit or a cost that is accrued by your building to whomever it is impacted by. The stakeholder options available to you include the owner of the building, the community, and the occupants of the building. Congratulations, you now know what is under the hood of your Autocase analysis. Now you can start designing your business needs.

TUTORIAL: Setting the base case
https://www.youtube.com/watch?v=0AYACRAggCQ

Now that you have finalized the general and advanced inputs, you have set the stage for the base case design of your building. The base case can be thought of as the minimum standard building. The base case is the basis for which your design alternatives will be incrementally compared against. We will now go through each goal of your building, and describe the aspects and inputs involved within. The heating ventilation and air conditioning goal allows you to input the HVAC system installed in your building workspace. The ventilation aspect allows you to set your building's ventilation rate, which is currently defaulted at 18 cfm/person. The thermal comfort aspect allows you to input the setpoint temperature inside the building during the winter and the summer. Both ventilation setpoint temperatures are defaulted based on data. Furthermore, you can input the percent of employees who have access to thermal comfort controls. The filtration aspect allows you to input the MERV rating of the filters in your building. The default base case MERV rating is set at 6, which is the minimum standard. A rating between 1 and 16 is possible. Keep in mind you can add multiple types of filters to your analysis, which accounts for all different spaces within your building. The lighting goal allows the user to enter inputs for interior lighting and day lighting. The former allows the user to enter the percentage of employees who have access to lighting controls and what percentage of total lighting fixtures use indirect lighting and parabolic/high performance lighting. The daylighting input allows the user to indicate the proportion of employees that have access to daylighting during the day. If you're running a daylighting analysis, upload your information here using special spatial daylighting autonomy unit. This value is defaulted at 55%, as this is the lead minimum for daylighting. The building sight lines goal allows you to input the proportion of primary views from the workplace. Autocase provides 10 view types, which is a view rating scale up to 5 and 5 have indoor plants, and 5 do not. Indoor plants have been shown to improve the environmental quality of the space. This qualifies the impact that is generated by better views, including higher productivity, and reduced absentees. The life cycle cost analysis goal allows you to value the total cost of ownership over the life of the building. This allows you to compare the cost of effectiveness of design options and can be repeated for as many design options as you have. Not all LCCA information has to be filled out, only the information that you have needs to be filled in. You can enter individual costs items separately or together. Autocase automatically takes into consideration the timing and discounting, so you never have to check an excel sheet again. We recommend working with the cost estimator to input your cost information. It's easy to collaborate with another user using the collaborate feature which is shown here. The energy analysis goal allows you to see the estimated energy usage for the building. The current base case default energy usage is based on CBEC, which is a survey conducted by the Energy Information Administration. This depends on your building's square footage, building type, and building location. The same goes for water analysis goal. This allows you to see the estimated water usage of your building, which is, again, defaulted by type, size, and location based on the CBEC survey. The roofing goal allows you to enter the baseline style of roof you have for your building. Here you may set the name for your roof, the percent coverage of the roof, and whether the roof is vegetated or not. The baseline building roof will be defaulted to black asphalt shingles. This is recommended to be changed if there's a more accurate representation of your baseline building roof. After viewing each goal, you have now completed your base case. You're now ready to see what would happen to the value of your building if some aspect of your designs change. Perhaps your new HVAC system will have a better filtration rating, or perhaps your new building will have better quality views. By clicking the add new design button, you will be able to implement these changes and determine the value of your building with this design change. This process can be repeated for as many designs as you want, delivering a truly robust building analysis.